ICR Capital, LLC

Statement of Financial Condition
December 31, 2020

<table>
<tr><td>OMB APPROVAL</td></tr>
</table>

OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ICR Capital, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

761 Main Avenue
(No. and Street)

Norwalk   CT   06851
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda S. Grimm   (212) 897-1685
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name - if individual, state last, first, middle name)

157 Church Street, 11th Floor   New Haven   CT   06510
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

ICR Capital, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
   under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
   Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
   Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
   Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
   Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
   Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
   the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AFFIRMATION

I, Stephen Parish, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to ICR Capital, LLC for the year ended December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Subscribed and sworn
to before me

Notary Public

LAURA L KLEIN
NOTARY PUBLIC
State of Connecticut
My Commission Expires 5/31/2024



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors of ICR Capital, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of ICR Capital, LLC (the Company) as of December 31, 2020, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2017.

New Haven, Connecticut
February 25, 2021

ICR Capital, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$ 6,407,912
Accounts receivable, net of allowance of $8,306	285,936
Prepaid expenses	33,318
Total assets	$ 6,727,166

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued expenses	$ 620,662
Payable to related party	415,593
Deferred revenue	240,833
Total liabilities	1,277,088
Member's Equity:	5,450,078
Total liabilities and member's equity	$ 6,727,166

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Business**

ICR Capital, LLC (the "Company"), a wholly owned subsidiary of Blue Point Intermediate, LLC (the "Parent") is a Connecticut limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). It is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut and similar agencies in states in which the Company operates.

The Company engages in underwritings, private placements of securities, trading securities for its own account and provides consulting services in connection with mergers, acquisitions and similar transactions including providing fairness opinions and valuations in connection with those transactions.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation and Use of Estimates
This financial statement was prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services in accordance with the guidance of ASC Topic 606, "Revenue from Contracts with Customers". The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Advisory Fees – Transaction
Fees from capital markets advisory assignments are recognized in accordance with the terms of the related advisory service agreements. Such revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). If the contract contains a non-refundable fee, in advance of a transaction, the fee is recognized at the point in time performance is completed or contract is terminated prior to closing date of a transaction.

2. **Summary of Significant Accounting Policies (continued)**

Advisory Fees – Monthly Consulting

Fees for consulting services are recognized in accordance with the terms of the related advisory service agreements. Such fees are recognized as earned over the contract period as services are performed and performance obligations are satisfied (monthly).

Retainers and other fees received from customers in advance of satisfying contractual performance obligations prior to recognizing revenue are reported as deferred revenue. Deferred revenue is expected to be recognized as revenue within twelve to twenty-four months as the performance obligations are met.

Since the Company's provision of financial advisory services involves significant resources, its revenues tend to be concentrated. During the year ended December 31, 2020, four clients accounted for 50% of advisory fee revenue. Accounts receivable as December 31, 2020 consists of amounts due from seven clients, the largest of which represents 42% of the balance.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020. The Company's considers factors such as historical experience, credit quality and age of balances that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Accordingly, the Company recognized an adjustment of $3,675 upon adoption, wrote off $3,675 against the allowance during the year and reserved for approximately $8,000, resulting in an ending balance of approximately $8,000 at December 31, 2020.

Contract Balances

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2020, the Company had contract assets of $47,375 and contract liabilities (deferred revenue) of $226,286. As of December 31, 2020, the Company had no contract assets and contract liabilities of $240,833.

2. **Summary of Significant Accounting Policies (continued)**

Cash and cash equivalents

Cash accounts may exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, and, as a result, there is a concentration of credit risk related to the balances on deposit in excess of FDIC insurance coverage. The Company has not experienced any losses from such concentrations.

The Company considers short-term investments with original maturities of less than 90 days to be cash equivalents. The Company considers amounts held in money market accounts at banks to be cash equivalents.

Income Taxes

The Company is a disregarded entity for income tax purposes and its results of operations are included in the income tax returns of its parent which files its tax returns as a partnership. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

3. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital of $5,079,282 which exceeded the required net capital by $4,979,282. Aggregate indebtedness at December 31, 2020 totaled $1,036,255.

The Company does not hold customer cash or securities and thus is not affected by Rule 15c3-3.

4. **Related Party Transactions**

The Company and its affiliate, ICR, LLC, have an Administrative Services Agreement, (the "Agreement") whereby the affiliate agrees to pay certain of the infrastructure and administrative support and other expenses relating to the operation of the Company and the Company will reimburse the affiliate for such expenses.

At December 31, 2020, the Company recorded a payable in the amount of $415,593 for certain expenses, which were paid on behalf of the Company and not yet reimbursed to the affiliate.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

During 2020, the Company distributed $7,700,000 to its Parent, consisting mainly of profits earned in 2020 in the ordinary course of business.

5. **Contingencies**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

6. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. **Subsequent Events**

Subsequent events have been evaluated through the date the financial statements were issued. No events were noted which would require adjustments or disclosure in the financial statements.